FOR IMMEDIATE RELEASE                                     Exhibit 99.1

Contact Information

Investors: Media:	Kathyrn A. Campbell (414) 524-2085 Fraser Engerman (Media) (414) 524-2733	April 21, 2016

Johnson Controls reports double digit increase in 2016 second quarter adjusted earnings per share; raises fiscal year 2016 earnings guidance
MILWAUKEE, April 21, 2016 -- For the second quarter of fiscal 2016, Johnson Controls (NYSE:JCI), a global multi-industrial company, reported $9.0 billion in revenues and a net loss from continuing operations of $530 million, which includes several non-recurring items. Adjusted non-GAAP diluted earnings per share from continuing operations for the quarter were $0.86, up 18 percent from the prior year quarter. Prior year financial statements reflect Global Workplace Solutions, a divested business, as a discontinued operation.
Excluding transaction / integration / separation costs and other non-recurring items in the fiscal second quarter, continuing operations highlights include:

•
Net revenues of $9.0 billion versus $9.2 billion in fiscal Q2 2015, due primarily to the deconsolidation of the Company’s Automotive Interiors business and foreign exchange, partially offset by higher organic volumes across the business (up 3 percent) and incremental revenues from its Johnson Controls-Hitachi (JCH) joint venture

•
Segment income from continuing operations of $833 million compared with $698 million in the prior year quarter, up 19 percent (up 22 percent excluding foreign exchange), including the contribution of the JCH joint venture

•	Segment income margins 160 basis points higher than the fiscal 2015 second quarter

•	Diluted earnings per share of $0.86, up 18 percent versus $0.73 in the same quarter last year

Non-recurring items that impacted reported fiscal Q2 2016 and Q2 2015 income from continuing operations include:
2016 second quarter (net charge of $1.68 per share)

•
Transaction, integration and separation costs of $131 million ($121 million after tax and non-controlling interest) related to the spin-off of Adient, the Tyco merger and the JCH joint venture integration

•
Restructuring and non-cash impairment charges of $229 million ($206 million after tax and non-controlling interest) primarily related to cost reduction initiatives consisting of workforce reductions, plant closures and asset impairments

•	Non-cash tax charge of $780 million related to the Company’s change in assertion over permanently reinvested earnings as a result of the proposed spin-off of Adient

•	Non-cash tax benefit of $15 million related to the fiscal Q1 2016 impact of the reduction in the effective tax rate from 19 percent to 17 percent

2015 second quarter (net charge of $0.05 per share)

•	Transaction and integration costs of $18 million ($16 million after tax)

•	Non-cash tax charge of $17 million related to a Japanese tax law change

"I could not be more proud of the continued execution by our team,” said Alex Molinaroli, Johnson Controls chairman, president and chief executive officer. “This quarter we drove organic growth in each of our businesses while delivering significant margin expansion. Automotive Experience generated record profitability while our China investments in Power Solutions resulted in record battery shipments in the region. In Building Efficiency, the Johnson Controls-Hitachi joint venture is exceeding our expectations and we continue to see positive momentum in our Systems and Services North America business with 9 percent organic revenue growth in the quarter. As we continue through this historic transformation, we are serving our customers and consistently delivering long-term shareholder value.”
Business results (excluding transaction / integration / separation costs and non-recurring items)
Building Efficiency sales in the fiscal second quarter of 2016 were $3.2 billion, up 33 percent versus the prior year second quarter. Excluding the incremental revenue associated with JCH and the impact of foreign currency, revenues increased 3 percent as higher revenues in North America and Asia were partially offset by lower revenues in Europe and Latin America.
Orders in the quarter, excluding the JCH joint venture and adjusted for foreign exchange, were 5 percent higher year-over-year. Order growth in Systems and Service North America of 7 percent and Asia of 9 percent (excluding JCH and foreign exchange), driven by continued share gains, was partially offset by weakness in Latin America. Excluding the impact of foreign exchange, the backlog at the end of the quarter improved to $4.7 billion, an increase of 2 percent from the prior year.
The Company announced it has been awarded a 23 year, $67.8 million contract for energy improvements at Norfolk Naval Base. In addition, it announced a partnership to replace HVAC rooftop equipment at 225 Target® stores to maximize energy savings and a $15 million energy performance contract with Arkansas State University.
Building Efficiency segment income was $245 million, up 42 percent from $173 million in the fiscal 2015 second quarter primarily as a result of incremental segment income from the JCH joint venture and higher volumes, partially offset by product and salesforce investments. Overall Building Efficiency segment margins in the fiscal 2016 second quarter increased 50 basis points compared with last year.
Power Solutions sales in the fiscal second quarter of 2016 were $1.6 billion, level with prior year quarter. Excluding the impact of foreign exchange and lower lead pass-through costs, sales increased 5 percent, with higher volumes in the Americas and Asia, partially offset by lower volumes in Europe. Both global original equipment battery shipments and aftermarket shipments increased 3 percent in the quarter versus the prior year. Global shipments of premium AGM batteries for start-stop vehicles increased 18 percent compared with the prior year quarter.
Power Solutions segment income of $264 million was level with prior year fiscal 2015 second quarter (up 3 percent excluding foreign exchange). Higher volumes were offset by launch costs incurred in the quarter associated with the addition of new capacity in China. Segment margins were 16.7 percent in the quarter, up 10 basis points from the prior year quarter.
In the quarter, Power Solutions achieved a record 2.6 million batteries shipped in China up 60 percent from 1.7 million in the prior year quarter. In addition, the business received several service and quality awards from leading customers such as O’Reilly Auto Parts®, Autozone®, General Motors® and Polaris Industries®.
Automotive Experience revenues in the fiscal second quarter of 2016 were $4.3 billion, down 18 percent compared to the prior year quarter, due to the deconsolidation of the Interiors business and the impact of foreign exchange. Excluding the impact of the Interiors deconsolidation and foreign exchange, sales grew 2 percent, with growth in North America and Asia partially offset by softness in Europe and South America. Revenues in China, which are primarily generated through non-consolidated joint ventures, increased 51 percent to $2.9 billion (up 9 percent excluding the impact of the Interiors joint venture and foreign exchange).
Automotive Experience segment income was a second quarter record at $324 million, an increase of 24 percent versus the prior year second quarter. Excluding the impact of foreign exchange, segment income increased 26 percent in the quarter primarily due to higher seating volumes, restructuring savings and operational efficiencies. Segment margins were up 250 basis points in the quarter (up 140 basis points adjusting for the impact of the deconsolidation of the Interiors joint venture).
Automotive seating order wins continued to accelerate during the first half of fiscal 2016 with awards nearly equal to the full year fiscal 2015 levels. In addition, the Interiors joint venture has secured $7.0 billion in new business awards since the announcement of the joint venture last year.
Increased full year earnings guidance and separation update
Johnson Controls raised its full year fiscal 2016 guidance from $3.70 - $3.90 to $3.85 - $4.00 reflecting stronger operational performance and a reduction of the Company’s annual effective tax rate from 19 percent to 17 percent. The Company expects 2016 fiscal third quarter earnings per diluted share of $1.01 - $1.04. Quarterly and fiscal year guidance excludes transaction, integration and separation costs and other non-recurring items.

The Company announced that the Adient spin-off remains on track, with the initial Form 10 expected to be filed by the end of April. In addition, the Company said the estimated tax rate for Adient is expected to range from 10 to 12 percent and associated separation costs are expected to be in-line with previous estimates.
As noted in the first quarter earnings release, Johnson Controls confirmed it expects to resume its previously authorized share repurchase program with plans to repurchase $500 million before the end of the fiscal year.
“This is a truly historic time for our company. We continue to make significant progress on our path to building two leading, independent global companies. The merger between Johnson Controls and Tyco is expected to close October 1, 2016. My confidence that this powerful combination will create a world leader in buildings and energy technologies with significant strategic value for our customers, employees and shareholders just continues to grow,” said Molinaroli. “Adient is on track for its separation on October 31, 2016 and will be the global leader in automotive seating. As we progress toward the exciting future of two great companies, we remain firmly focused on execution and delivering increasing growth, profitability and long-term shareholder value.”
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ABOUT JOHNSON CONTROLS
Johnson Controls is a global diversified technology and industrial leader serving customers in more than 150 countries. Our 150,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and seating components and systems for automobiles. Our commitment to sustainability dates back to our roots in 1885, with the invention of the first electric room thermostat. Through our growth strategies and by increasing market share we are committed to delivering value to shareholders and making our customers successful. In 2015, Corporate Responsibility Magazine recognized Johnson Controls as the #14 company in its annual “100 Best Corporate Citizens” list. For additional information, please visit http://www.johnsoncontrols.com. Follow Johnson Controls Investor Relations on Twitter at www.twitter.com/JCI_IR

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NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.
PARTICIPANTS IN THE SOLICITATION
Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.
Johnson Controls Cautionary Statement Regarding Forward-Looking Statements
There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules
The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.
This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

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April 21, 2016 Page 8 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per share data; unaudited)

	Three Months Ended March 31,
	2016	2015

Net sales	$9,031	$9,198
Cost of sales	7,302	7,625
Gross profit	1,729	1,573

Selling, general and administrative expenses	(1,144)	(975)
Restructuring and impairment costs	(229)	—
Net financing charges	(74)	(69)
Equity income	117	82

Income from continuing operations before income taxes	399	611

Income tax provision	868	132

Net income (loss) from continuing operations	(469)	479

Income from discontinued operations, net of tax	—	78

Net income (loss)	(469)	557

Less: Income from continuing operations attributable to noncontrolling interests	61	27
Less: Income from discontinued operations attributable to noncontrolling interests	—	1

Net income (loss) attributable to JCI	$(530)	$529

Income (loss) from continuing operations	$(530)	$452
Income from discontinued operations	—	77
Net income (loss) attributable to JCI	$(530)	$529

Diluted earnings (loss) per share from continuing operations	$(0.82)	$0.68
Diluted earnings per share from discontinued operations	—	0.12
Diluted earnings (loss) per share	$(0.82)	$0.80

Diluted weighted average shares	648.2	661.2
Shares outstanding at period end	648.4	654.8

April 21, 2016 Page 9 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per share data; unaudited)

	Six Months Ended March 31,
	2016	2015

Net sales	$17,960	$18,822
Cost of sales	14,598	15,640
Gross profit	3,362	3,182

Selling, general and administrative expenses	(2,226)	(1,980)
Restructuring and impairment costs	(229)	—
Net financing charges	(142)	(140)
Equity income	253	184

Income from continuing operations before income taxes	1,018	1,246

Income tax provision	997	250

Net income from continuing operations	21	996

Income from discontinued operations, net of tax	—	107

Net income	21	1,103

Less: Income from continuing operations attributable to noncontrolling interests	101	63
Less: Income from discontinued operations attributable to noncontrolling interests	—	4

Net income (loss) attributable to JCI	$(80)	$1,036

Income (loss) from continuing operations	$(80)	$933
Income from discontinued operations	—	103
Net income (loss) attributable to JCI	$(80)	$1,036

Diluted earnings (loss) per share from continuing operations	$(0.12)	$1.40
Diluted earnings per share from discontinued operations	—	0.15
Diluted earnings (loss) per share *	$(0.12)	$1.56

Diluted weighted average shares	648.0	664.7
Shares outstanding at period end	648.4	654.8

* May not sum due to rounding.

April 21, 2016 Page 10 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in millions; unaudited)

	March 31, 2016	September 30, 2015	March 31, 2015
ASSETS
Cash and cash equivalents	$358	$597	$164
Accounts receivable - net	5,987	5,751	5,384
Inventories	2,922	2,377	2,414
Assets held for sale	17	55	1,969
Other current assets	1,774	1,689	1,790
Current assets	11,058	10,469	11,721

Property, plant and equipment - net	6,397	5,870	5,870
Goodwill	7,042	6,824	6,788
Other intangible assets - net	1,576	1,516	1,558
Investments in partially-owned affiliates	2,736	2,143	1,239
Noncurrent assets held for sale	—	—	693
Other noncurrent assets	2,413	2,773	3,091
Total assets	$31,222	$29,595	$30,960

LIABILITIES AND EQUITY
Short-term debt and current portion of long-term debt	$1,883	$865	$2,136
Accounts payable and accrued expenses	6,307	6,264	5,455
Liabilities held for sale	—	42	1,511
Other current liabilities	3,602	3,275	2,807
Current liabilities	11,792	10,446	11,909

Long-term debt	5,143	5,745	5,448
Other noncurrent liabilities	3,145	2,653	2,619
Redeemable noncontrolling interests	237	212	202
Shareholders' equity attributable to JCI	10,007	10,376	10,583
Noncontrolling interests	898	163	199
Total liabilities and equity	$31,222	$29,595	$30,960

April 21, 2016 Page 11 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions; unaudited)

	Three Months Ended March 31,
	2016	2015
Operating Activities
Net income (loss) attributable to JCI	$(530)	$529
Income from continuing operations attributable to noncontrolling interests	61	27
Income from discontinued operations attributable to noncontrolling interests	—	1

Net income (loss)	(469)	557

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	219	205
Pension and postretirement benefit income	(17)	(1)
Pension and postretirement contributions	(34)	(28)
Equity in earnings of partially-owned affiliates, net of dividends received	(97)	(77)
Deferred income taxes	345	152
Non-cash restructuring and impairment costs	29	—
Gain on business divestitures	—	(200)
Fair value adjustment of equity investment	(4)	—
Other - net	27	29
Changes in assets and liabilities, excluding acquisitions and divestitures:
Receivables	(124)	(299)
Inventories	(98)	(81)
Restructuring reserves	141	(68)
Accounts payable and accrued liabilities	83	246
Change in other assets and liabilities	633	(75)
Cash provided by operating activities	634	360

Investing Activities
Capital expenditures	(261)	(294)
Sale of property, plant and equipment	5	3
Acquisition of businesses, net of cash acquired	—	(9)
Business divestitures, net of cash divested	22	141
Other - net	1	(41)
Cash used by investing activities	(233)	(200)

Financing Activities
Increase (decrease) in short and long-term debt - net	(188)	136
Stock repurchases	—	(210)
Payment of cash dividends	(188)	(171)
Proceeds from the exercise of stock options	4	57
Dividends paid to noncontrolling interests	(73)	(9)
Other - net	(3)	(25)
Cash used by financing activities	(448)	(222)
Effect of exchange rate changes on cash and cash equivalents	(9)	39
Cash held for sale	—	19
Decrease in cash and cash equivalents	$(56)	$(4)

April 21, 2016 Page 12 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions; unaudited)

	Six Months Ended March 31,
	2016	2015
Operating Activities
Net income (loss) attributable to JCI	$(80)	$1,036
Income from continuing operations attributable to noncontrolling interests	101	63
Income from discontinued operations attributable to noncontrolling interests	—	4

Net income	21	1,103

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	445	429
Pension and postretirement benefit income	(34)	(15)
Pension and postretirement contributions	(53)	(52)
Equity in earnings of partially-owned affiliates, net of dividends received	(207)	(169)
Deferred income taxes	331	248
Non-cash restructuring and impairment costs	29	—
Gain on business divestitures	—	(200)
Other - net	52	45
Changes in assets and liabilities, excluding acquisitions and divestitures:
Receivables	75	111
Inventories	(168)	(101)
Restructuring reserves	67	(145)
Accounts payable and accrued liabilities	(311)	(456)
Other assets and liabilities	374	(598)
Cash provided by operating activities	621	200

Investing Activities
Capital expenditures	(543)	(556)
Sale of property, plant and equipment	14	17
Acquisition of businesses, net of cash acquired	(133)	(22)
Business divestitures	40	141
Other - net	5	(34)
Cash used by investing activities	(617)	(454)

Financing Activities
Increase in short and long-term debt - net	326	1,025
Stock repurchases	—	(810)
Payment of cash dividends	(356)	(317)
Proceeds from the exercise of stock options	20	162
Dividends paid to noncontrolling interests	(227)	(20)
Other - net	3	(33)
Cash (used) provided by financing activities	(234)	7
Effect of exchange rate changes on cash and cash equivalents	(9)	(18)
Cash held for sale	—	20
Decrease in cash and cash equivalents	$(239)	$(245)

April 21, 2016

FOOTNOTES
1. Business Unit Summary

	Three Months Ended March 31,					Six Months Ended March 31,
(in millions)	2016		2015		%	2016		2015		%

	(unaudited)					(unaudited)
Net Sales
Building Efficiency	$3,150		$2,377		33%	$6,106		$4,874		25%
Automotive Experience	4,298		5,233		-18%	8,531		10,516		-19%
Power Solutions	1,583		1,588		0%	3,323		3,432		-3%
Net Sales	$9,031		$9,198			$17,960		$18,822

Segment Income (1)
Building Efficiency	$221		$166		33%	$388		$323		20%
Automotive Experience	217		250		-13%	395		484		-18%
Power Solutions	264		264		0%	606		579		5%
Segment Income	$702	(2)	$680	(2)		$1,389	(3)	$1,386	(3)

Restructuring and impairment costs	$(229)		$—			$(229)		$—
Net financing charges	(74)		(69)			(142)		(140)
Income from continuing operations before income taxes	$399		$611			$1,018		$1,246

Net Sales
Products and systems	$8,161		$8,292		-2%	$16,214		$17,015		-5%
Services	870		906		-4%	1,746		1,807		-3%
	$9,031		$9,198			$17,960		$18,822

Cost of Sales
Products and systems	$6,707		$7,004		-4%	$13,404		$14,410		-7%
Services	595		621		-4%	1,194		1,230		-3%
	$7,302		$7,625			$14,598		$15,640

(1) Management evaluates the performance of the business units based primarily on segment income, which represents income from continuing operations before income taxes and noncontrolling interests, excluding net financing charges, significant restructuring and impairment costs, and the net mark to market adjustments related to pension and postretirement plans.

Building Efficiency - Provides facility systems and services including comfort, energy and security management for the non-residential buildings market and provides heating, ventilating, and air conditioning products and services for the residential and non-residential building markets.

Automotive Experience - Designs and manufactures interior systems and products for passenger cars and light trucks, including vans, pick-up trucks and sport/crossover utility vehicles.

Power Solutions - Services both automotive original equipment manufacturers and the battery aftermarket by providing advanced battery technology, coupled with systems engineering, marketing and service expertise.

(2) The three months ended March 31, 2016 and 2015 reported segment income numbers include transaction/integration/separation costs. The pre-tax impacts are reported as follows:

	Building Efficiency		Automotive Experience		Power Solutions		Consolidated JCI

	2016	2015	2016	2015	2016	2015	2016	2015
Segment income, as reported	$221	$166	$217	$250	$264	$264	$702	$680

Non-recurring/unusual items:
Transaction/integration/separation costs	24	7	107	11	—	—	131	18

Segment income, excluding non-recurring/unusual items	$245	$173	$324	$261	$264	$264	$833	$698

(3) The six months ended March 31, 2016 and 2015 reported segment income numbers include transaction/integration/separation costs. The pre-tax impacts are reported as follows:

	Building Efficiency		Automotive Experience		Power Solutions		Consolidated JCI

	2016	2015	2016	2015	2016	2015	2016	2015
Segment income, as reported	$388	$323	$395	$484	$606	$579	$1,389	$1,386

Non-recurring/unusual items:
Transaction/integration/separation costs	37	14	195	17	—	—	232	31

Segment income, excluding non-recurring/unusual items	$425	$337	$590	$501	$606	$579	$1,621	$1,417

April 21, 2016

2. Earnings Per Share Reconciliation

A reconciliation of earnings per share, as reported, to earnings per share, excluding non-recurring/unusal items, for the respective quarters and year-to-date periods is shown below:

	Net Income Attributable to JCI		Net Income Attributable to JCI from Continuing Operations
	Three Months Ended March 31,		Three Months Ended March 31,
	2016	2015	2016	2015

	(unaudited)		(unaudited)

Earnings per share, as reported	$(0.82)	$0.80	$(0.82)	$0.68

Non-recurring/unusual items, net of tax:
Transaction/integration/separation costs	0.19	0.04	0.19	0.02
Restructuring and impairment costs	0.32	—	0.32	—
Gain on business divestiture	—	(0.19)	—	—
Discrete tax items	1.17	0.13	1.17	0.03

Earnings per share, excluding non-recurring/unusual items *	$0.86	$0.77	$0.86	$0.73

	Net Income Attributable to JCI		Net Income Attributable to JCI from Continuing Operations
	Six Months Ended March 31,		Six Months Ended March 31,
	2016	2015	2016	2015

	(unaudited)		(unaudited)

Earnings per share, as reported	$(0.12)	$1.56	$(0.12)	$1.40

Non-recurring/unusual items, net of tax:
Transaction/integration/separation costs	0.32	0.06	0.32	0.04
Restructuring and impairment costs	0.32	—	0.32	—
Gain on business divestiture	—	(0.19)	—	—
Discrete tax items	1.17	0.13	1.17	0.03

Earnings per share, excluding non-recurring/unusual items *	$1.68	$1.56	$1.68	$1.47
* May not sum due to rounding.

3. Acquisitions and Divestitures

On January 25, 2016, the Company and Tyco International plc announced that they have entered into a definitive merger agreement under which the Company will combine with Tyco, a global fire and security provider.  The transaction is expected to be completed on October 1, 2016 and is subject to customary closing conditions, including regulatory approvals and approval by the shareholders of the Company and Tyco.

On October 1, 2015, the Company formed a joint venture with Hitachi to expand its Building Efficiency product offerings. The Company acquired a 60 percent ownership stake in the new entity for approximately $133 million ($563 million purchase price less cash acquired of $430 million).

On September 1, 2015, the Company completed the sale of its Global Workplace Solutions (GWS) business to CBRE Group, Inc. In the second quarter of fiscal 2015, the GWS business met the criteria to be classified as a discontinued operation. The GWS business is included within assets held for sale and liabilities held for sale in the accompanying condensed consolidated statement of financial position as of March 31, 2015.

On July 2, 2015, the Company completed its global automotive interiors join venture with Yanfeng Automotive Trim Systems. The Company holds a 30 percent equity interest in the joint venture. The majority of the Automotive Interiors business is included within assets held for sale and liabilities held for sale in the accompanying condensed consolidated statement of financial position as of March 31, 2015.

4. Income Taxes

The Company's effective tax rate from continuing operations before consideration of transaction/integration/separation costs and other non-recurring items for the quarter ending March 31, 2016 and 2015 is approximately 17 percent and 19 percent, respectively. The fiscal 2016 second quarter includes a non-cash tax charge of $780 million ($1.20) related to the Company's change in assertion over permanently reinvested earnings as a result of the proposed spin-off of the Automotive Experience business and a $15 million ($0.02) tax benefit related to the first quarter impact of the reduction in the Company's annual effective tax rate from 19 percent to 17 percent. The fiscal 2015 second quarter includes a non-cash tax charge of $67 million ($0.10) related to the future repatriation of foreign cash associated with the GWS divestiture and a $17 million ($0.03) non-cash tax charge related to a tax rate change in Japan.

During the quarter ended December 31, 2015, the Company early adopted Accounting Standards Update (ASU) No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in the consolidated statements of financial position. The change has been reported through retrospective application of ASU No. 2015-17 to all periods presented.

5. Restructuring

The fiscal 2016 second quarter includes restructuring and impairment costs of $229 million related to cost reduction initiatives in the Automotive Experience and Building Efficiency businesses and at Corporate. The costs consist primarily of workforce reductions, plant closures and asset impairments.

April 21, 2016

6. Earnings Per Share

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share (in millions):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2016	2015	2016	2015

	(unaudited)		(unaudited)
Income Available to Common Shareholders

Income (loss) from continuing operations	$(530)	$452	$(80)	$933
Income from discontinued operations	—	77	—	103
Basic and diluted income (loss) available to common shareholders	$(530)	$529	$(80)	$1,036

Weighted Average Shares Outstanding
Basic weighted average shares outstanding	648.2	654.4	648.0	657.9
Effect of dilutive securities:
Stock options, unvested restricted stock
and unvested performance share awards	—	6.8	—	6.8
Diluted weighted average shares outstanding	648.2	661.2	648.0	664.7

For the three and six months ended March 31, 2016, the total number of potential dilutive shares due to stock options, unvested restricted stock and unvested performance share awards was 3.9 million and 4.5 million, respectively. However, these items were not included in the computation of diluted loss per share for the three and six months ended March 31, 2016, since to do so would decrease the loss per share.